[D.R. HORTON, INC. LETTERHEAD]
FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
by D.R. Horton, Inc.
October 18, 2006
VIA FEDERAL EXPRESS DELIVERY AND EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Stop 7010
Washington, D.C. 20549
Attention: Rufus Decker, Accounting Branch Chief

Re:	D.R. Horton, Inc.
Form 10-K for Fiscal Year Ended September 30, 2005
Forms 10-Q for Fiscal Quarters Ended December 31, 2005, March 31, 2006 and June 30, 2006
File No. 1-14122
Ladies and Gentlemen:
On behalf of D.R. Horton, Inc. (the “Company”), I am writing in response to the request for additional information made by the staff of the Division of Corporation Finance (the “Staff”) during our conference call on October 13, 2006.
Pursuant to 17 C.F.R. §200.83, the Company is requesting confidential treatment for certain information provided herein and in Exhibit I and Exhibit II hereto, which is being provided in its response. The information is identified by asterisks and a related note. The Company requests that this information be maintained in confidence, not be made part of any public record and not be disclosed to any person as it is confidential information. In the event that the Staff receives a request for access to this information, whether pursuant to the Freedom of Information Act (FOIA) or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment. Please address any notifications of a request for access to this information to the undersigned with a copy to Thomas B. Montano, Vice President and Corporate & Securities Counsel of the Company.
DRH-0001

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
October 18, 2006

In response to the Staff’s request, we have attached as Exhibit I, a revised analysis aggregating our seven* operating region segments into [***] proposed reporting regions. The analysis presents the gross profit percentages of our operating segments over a ten-year period. The ten-year period includes actual results for the most recent eight fiscal years and projected results for the remainder of our current fiscal year (reflecting eleven months of actual results and projected results for one month) and following fiscal year.
Based on the Staff’s comments and our reassessment of the data as it relates to the economic similarity criteria of SFAS No. 131, we will report the [***] operating regions as separate reporting regions. This revised proposal results in a total of [***] proposed reporting regions as follows: [***]. It is also important to note that this proposal would result in the Company presenting more reportable segments than all of the other geographically diverse homebuilders who have recently revised their aggregation of reporting segments under SFAS No. 131.
This proposal follows the Staff’s recommendations with the exception of the aggregation of segments in our [***] reporting region. In response to the Staff’s preference that we report our [***] operating region separately from our [***] operating region, we offer the following considerations:
•	Our [***] operating region is our smallest operating region, consisting of only [***] operating divisions in [***] markets, representing approximately [***] of our total homes closed and approximately [***] of our total home sales revenue during fiscal 2006 and comprising less than [***] of our total inventory at September 30, 2006. After aggregation, the [***] reporting region would represent approximately [***] of our total homes closed, home sales revenue and inventory, which is in line with the size of our other reporting regions. Please refer to our supporting calculations attached as Exhibit II.

•	Historically and currently, the gross profit percentages of these two operating regions have been within a narrow range of each other, which is indicative of similar economic characteristics in the underlying markets. Please refer to the related data and chart included in Exhibit I.

*	Effective October 1, 2006, the Company reduced its number of operating regions from eight to seven by combining the [***] and [***] operating regions into one [***] region under the management of one region president.

***	Confidential treatment requested by D.R. Horton, Inc. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. §200.83, and it will be provided supplementally to the Staff in hard copy only.
DRH-0002

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
October 18, 2006

•	The proposed [***] reporting region represents the [***] quadrant of the Company’s operations in the U.S. as illustrated by the map of the Company’s operating regions, which is attached as Exhibit III. In addition, substantial portions of these regions are subject to similar seasonal patterns in construction dependent upon the weather.
Based on these factors, we continue to believe that combining our [***] operating regions into one reporting region is consistent with the criteria set forth in SFAS No. 131.
We believe that this proposal, with all reporting regions representing a true geographic component of our Company’s operations, will be more useful to investors than a presentation that includes an “other” segment, containing unlike, unrelated operations, as has been reported by other national homebuilders.
We appreciate the time and consideration the Staff has given us in our reassessment process, and are hopeful that this latest proposal, bringing us to [***] reporting regions, demonstrates our desire to provide the level of information most beneficial to investors. We feel this revised aggregation complies with all of the requirements of SFAS No. 131 and strikes a good balance between the adequacy of information provided without compromising the comparability of it to others in our industry.
We look forward to discussing our proposed aggregation, as revised, via teleconference with the Staff at its earliest convenience. Please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at (817) 390-8200 or by telecopy at (817) 390-1715. Thank you for your attention.

Very truly yours, /s/ Bill W. Wheat Bill W. Wheat

w/ attachments at DRH–0004 through DRH-0007

cc:	Ernest Greene, Staff Accountant
Thomas B. Montano, Esq.
Thomas R. Hudnall, Esq.
Irwin F. Sentilles, III, Esq.

***	Confidential treatment requested by D.R. Horton, Inc. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. §200.83, and it will be provided supplementally to the Staff in hard copy only.
DRH-0003

Confidential Treatment Requested
by D.R. Horton, Inc.
EXHIBIT I

D.R. Horton, Inc.
Comparison of Economic Metrics for Operating Segments
For the 8 years ended September 30, 2005 and
projected for the years ending September 30, 2006 and 2007

	Total Homebuilding Gross Profit Percentages
	Year ended September 30,
									Projected	Projected	10 year
Operating Region	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	Average

					* * *

Proposed Aggregation of Operating Regions

* * *

***	Confidential treatment requested by D.R. Horton, Inc. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. §200.83, and it will be provided supplementally to the Staff in hard copy only.
DRH-0004

Confidential Treatment Requested
by D.R. Horton, Inc.
EXHIBIT I

Gross Profit Percentages Over Ten-Year Period
Operating Region Gross Profit Percentages Shown Graphically by Proposed Reporting Region

* * *

***	Confidential treatment requested by D.R. Horton, Inc. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. §200.83, and it will be provided supplementally to the Staff in hard copy only.
DRH-0005

Confidential Treatment Requested
by D.R. Horton, Inc.
EXHIBIT II
D.R. Horton, Inc.
Operating/Reporting Region Information

Inventory Balances		Home Closings		Home Sales Revenue
as of September 30, 2006		During Fiscal Year 2006		During Fiscal Year 2006
(Preliminary - Unaudited)		(Preliminary - Unaudited)		(Preliminary - Unaudited)
$’s (in millions)	% of Total	Units	% of Total	$’s (in millions)	% of Total

* * *

***	Confidential treatment requested by D.R. Horton, Inc. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. §200.83, and it will be provided supplementally to the Staff in hard copy only.
DRH-0006

Confidential Treatment Requested
by D.R. Horton, Inc.
EXHIBIT III
DRH-0007